Filed Pursuant to Rule 424(b)(3)

Registration No. 333-230465

INPOINT COMMERCIAL REAL ESTATE INCOME, INC.

SUPPLEMENT NO. 9 DATED JANUARY 15, 2020 TO THE

PROSPECTUS DATED MAY 3, 2019

This Prospectus Supplement No. 9 (this “Supplement”) is part of and should be read in conjunction with the prospectus of InPoint Commercial Real Estate Income, Inc. dated May 3, 2019 (the “Prospectus”), Supplement No. 1 dated May 15, 2019, Supplement No. 2 dated July 17, 2019, Supplement No. 3 dated August 15, 2019, Supplement No. 4 dated September 17, 2019, Supplement No. 5 dated September 30, 2019, Supplement No. 6 dated October 15, 2019, Supplement No. 7 dated November 15, 2019 and Supplement No. 8 dated December 16, 2019. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of February 3, 2020, the first business day of the month;
•	to disclose the calculation of our NAV per share as of December 31, 2019;
•	to provide an update on the status of our current public offering.

February 3, 2020 Transaction Price

The transaction price for each share class of our common stock for subscriptions to be accepted as of February 3, 2020, the first business day of the month, (and repurchases as of January 31, 2020) is as follows:

Transaction Price (per share)
Class A	$25.0433
Class T	$25.0412
Class S	$24.9902
Class D	$25.0392
Class I	$25.0526

As of December 31, 2019, we had not sold any Class S shares. The February 3, 2020 transaction price for our Class S shares is based on our aggregate NAV for all share classes as of December 31, 2019. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since December 31, 2019 that would have a material impact on our NAV per share.

December 31, 2019 per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.inland-investments.com/inpoint. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus, as supplemented, for how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. The valuation of our commercial real estate loan portfolio is reviewed by our independent valuation advisor. We have included a breakdown of the components of total NAV and NAV per share for December 31, 2019.

Our total NAV presented in the following tables includes the NAV of our Class A, Class T, Class S, Class D, and Class I common stock being sold in this offering, as well as our Class P common stock, which is not being sold in this offering.  As of December 31, 2019, we had not sold any Class S shares. The following table provides a breakdown of the major components of our total NAV as of December 31, 2019 ($ and shares in thousands, except per share data):

Components of NAV	December 31, 2019
Commercial mortgage loans	$511,734
Real estate securities	157,869
Cash and cash equivalents and restricted cash	37,639
Other assets	7,464
Repurchase agreements - commercial mortgage loans	(335,805)
Repurchase agreements - real estate securities	(107,489)
Due to related parties	(698)
Distributions payable	(1,699)
Interest payable	(652)
Accrued stockholder servicing fees (1)	(4)
Other liabilities	(514)
Net asset value	$267,845
Number of outstanding shares	10,718
Aggregate NAV per share	$24.9902

(1)

Stockholder servicing fees only apply to Class T, Class S, and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class T, Class S, and Class D shares. As of December 31, 2019, we have accrued under GAAP $187 of stockholder servicing fees payable to the Dealer Manager related to the Class T shares sold and $91 of stockholder servicing fees payable to the Dealer Manager related to the Class D shares sold. As of December 31, 2019, we have not sold any Class S shares and, therefore, we have not accrued any stockholder servicing fees payable to the Dealer Manager related to Class S shares. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers and servicing broker-dealers for ongoing stockholder services performed by such broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of December 31, 2019 ($ and shares in thousands, except per share data):

NAV Per Share	Class A	Class T	Class D	Class I
Net asset value	$6,812	$3,048	$1,040	$2,524
Number of outstanding shares	272	122	42	101
NAV per share as of December 31, 2019	$25.0433	$25.0412	$25.0392	$25.0526

Status of our Current Public Offering

We accept subscriptions in our public offering as of the first business day of each month. On January 2, 2020, we issued and sold 330,007 shares of our common stock (consisting of 146,365 Class A shares, 157,873 Class T shares, 1,477 Class D shares, and 24,292 Class I shares) in our public offering, resulting in gross proceeds of $8,559,860. As of the date hereof, we have issued and sold (including DRIP shares) a total of 864,814 shares of our common stock (consisting of 418,371 Class A shares, 279,590 Class T shares, 43,015 Class D shares, and 123,838 Class I shares) in our public offering, resulting in gross proceeds of $22,497,185. We intend to continue selling shares in our public offering on a monthly basis.